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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------
                                  SCHEDULE TO
                                  (Rule 13e-4)
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)
                              --------------------
                               NMT MEDICAL, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                              --------------------
          Options to Purchase Common Stock, $.001 Par Value Per Share,
             Having an Exercise Price of $4.00 Per Share or Greater
                         (Title of Class of Securities)
                                ----------------
                                  629294 10 9
                     (CUSIP Number of Class of Securities)
                           (Underlying Common Stock)
                                ----------------
                                 John E. Ahern
                     President and Chief Executive Officer
                               NMT Medical, Inc.
                               27 Wormwood Street
                          Boston, Massachusetts 02210
                                 (617) 737-0930
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             Steven D. Singer, Esq.
                           Michael J. LaCascia, Esq.
                               Hale and Dorr LLP
                                60 State Street
                          Boston, Massachusetts 02109
                                 (617) 526-6000

                           CALCULATION OF FILING FEE

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     Transaction valuation*                        Amount of filing fee
--------------------------------------------------------------------------------
          $194,694                                       $39.00
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*   Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 389,772 shares of common stock of NMT Medical, Inc. having an aggregate value of $194,694 as of March 23, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:  $39.00

                     Form or Registration No.:  Schedule TO

                        Filing party:  NMT Medical, Inc.

                          Date filed:  March 27, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[_] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]
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                             Introductory Statement

     This Final Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO-I filed by NMT Medical, Inc. (the "Company") with the Securities and Exchange Commission (the "SEC") on March 27, 2001, and as amended by Amendment No. 1 thereto filed by the Company with the SEC on April 6, 2001 (as amended, the "Schedule TO-I"), reports the final results of the Company's offer to exchange all options outstanding under each of the Company's 1994 Stock Option Plan, 1996 Stock Option Plan, as amended (the "1996 Plan"), 1998 Stock Option Plan (the "1998 Plan", and together with the 1996 Plan, the "Option Plans") and a nonstatutory stock option grant made on May 6, 1996 pursuant to an agreement dated as of February 20, 1997 between the Company and Randall W. Davis, Vice President of Sales and Marketing of the Company, to purchase shares of the Company's common stock, $.001 par value per share (the "Common Stock"), having an exercise price of $4.00 per share or greater (the "Options"), for new options that will be granted under each of the Option Plans (the "New Options"), upon the terms and subject to the conditions described in the Offer to Exchange, as amended (the "Offer to Exchange").

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of Schedule TO-I is hereby amended and supplemented as follows:

     The offer made pursuant to the Schedule TO-I expired at midnight, Boston, Massachusetts time, on Monday, April 23, 2001. Pursuant to the Offer to Exchange, the Company accepted for exchange Options to purchase an aggregate of 324,771 shares of the Company's Common Stock representing 83.3% of the Options. The Company will issue New Options to purchase an aggregate of 130,633 shares of the Company's Common Stock to an aggregate of 41 option holders.

                                       2
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to the Schedule TO-I is true, complete and correct.

                                      NMT MEDICAL, INC.


                                      /s/ Richard E. Davis
                                      --------------------
                                      Richard E. Davis
                                      Vice President and Chief Financial Officer

Date: April 26, 2001

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